Exhibit 99.1

Axcan Pharma inc.
597, boulevard Laurier
Mont-Saint-Hilaire (Québec)
Canada J3H 6C4

Tél. : (450) 467-2600
1-800-565-3255
Téléc. : (450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	January 31, 2008
Press release for immediate distribution

AXCAN PHARMA REPORTS SOLID START TO FISCAL 2008,

WITH REVENUE OF $92.9 MILLION IN THE FIRST QUARTER

•                  FIRST QUARTER REVENUE OF $92.9 MILLION, A 17.9% INCREASE AS COMPARED TO THE SAME PERIOD IN FISCAL 2007

•                  DILUTED NET INCOME PER SHARE FOR THE FIRST QUARTER OF FISCAL 2008 AMOUNTED TO $0.39, VERSUS DILUTED NET INCOME PER SHARE OF $0.34 A YEAR EARLIER

•                  AGREEMENT FOR AXCAN TO BE ACQUIRED BY AN AFFILIATE OF TPG CAPITAL IN AN ALL-CASH TRANSACTION WITH A TOTAL VALUE OF APPROXIMATELY $1.3 BILLION

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced financial results for the first quarter of fiscal 2008. All amounts are in U.S. dollars.

“We are very pleased with our financial performance in the first quarter of fiscal 2008, which was primarily due to strong sales in our CARAFATE, CANASA and ULTRASE product lines, but also to expanded revenue from our international operations,” stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan.

Total revenue for the three-month period ended December 31, 2007, was $92.9 million, compared with $78.8 million for the first quarter of fiscal 2007, an increase of 17.9%. Net income for the first quarter of fiscal 2008 was $22.3 million or $0.39 of diluted net income per share, compared with net income of $17.5 million or $0.34 of diluted net income per share for the corresponding period in fiscal 2007. The Company is unable to estimate the impact of quarter-over-quarter variations of levels of wholesaler inventories, as the necessary information was not available at the date of this release.

For the first quarter of fiscal 2008, selling and administrative expenses amounted to $32.6 million, compared to $22.2 million for the corresponding period of the preceding fiscal year. The increase in selling and administrative expenses is largely attributable to investment banking and other professional fees incurred in relation to the transaction with TPG Capital (amounting to $3.7 million for the quarter), as well as higher expenses linked to increased sales performance and the timing of certain marketing expenses.

Research and development expenses amounted to $5.5 million for the first quarter of 2008, compared to $6.2 million for the corresponding period in fiscal 2007. The decrease is mainly due to the inclusion of non-recurring charges related the termination of the development of ITAX in the first quarter of fiscal 2007 and lower expenses for clinical studies related to the Company’s pancreatic enzyme products, compared to the corresponding period of the previous fiscal year.

CORPORATE UPDATE

During the first quarter of fiscal 2008, Axcan announced that it had entered into an agreement for all the outstanding shares of Axcan to be acquired by an affiliate of TPG Capital in an all-cash transaction with a total value of approximately $1.3 billion. On January 25, 2008, the shareholders of the Company voted in favour of the transaction, which is expected to close in the first quarter of calendar 2008.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan’s major projects follows:

ULTRASE-VIOKASE

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive regulatory approval under a New Drug Application (“NDA”), before April 2008, in order to remain on the market.  The FDA recently extended this deadline to April 2010. Axcan completed the submission of its NDA for ULTRASE MT in the fourth quarter of fiscal 2007, and the filing was granted a priority review and accepted by the FDA in December 2007.

The clinical work required for Axcan to submit an NDA for VIOKASE is currently ongoing and the Company expects to comply with the FDA guidelines within the required timelines.

CANASA MAX-002

In fiscal 2007, Axcan initiated the CANASA MAX-002 program, a Phase III clinical trial to evaluate the efficacy and safety of a novel, high-concentration, 1-gram mesalamine suppository for the treatment of ulcerative proctitis.  Ulcerative proctitis is a subgroup of ulcerative colitis, one of the most common inflammatory bowel diseases. For approximately 30% of patients with ulcerative colitis, the illness begins as ulcerative proctitis where bowel inflammation is limited to the rectum. Currently, it is estimated that there are 1 million cases of inflammatory bowel disease in the U.S. with approximately 400,000 new cases every year.

In June 2007, the FDA published draft guidance on the type of clinical program required for the approval of mesalamine suppositories. Based on this guidance, Axcan temporarily suspended the recruitment of this trial and expects to resume it in the second half of calendar 2008, upon completion of ongoing discussions with the FDA.

PYLERA

Axcan has initiated a Phase III clinical program with PYLERA in the European Union to obtain approval to market this therapy for the eradication of Helicobacter pylori. This Phase III clinical trial will be conducted in approximately 400 patients and will compare Axcan’s PYLERA regimen given in combination with omeprazole, to the widely used OAC triple therapy (20 mg of omeprazole, 1 g of amoxicillin and 500 mg of clarithromycin). The trial is expected to be completed in the second half of calendar 2009. PYLERA was successfully launched in the United States in fiscal 2007.

AGI-010

Axcan and AGI Therapeutics, plc (“AGI”) are co-developing AGI-010, a delayed/controlled release formulation of the Proton Pump Inhibitor (“PPI”) drug omeprazole, which is being developed for the treatment of gastro-esophageal reflux disease (“GERD”), and in particular to address the control of night-time gastric acidity, known as Nocturnal Acid Breakthrough (“NAB”). NAB remains a significant unmet medical need, and is estimated to occur in more than 50% of GERD patients on a PPI therapy.

Development of the final formulation for this compound showed encouraging results that the Company has decided to investigate further. An additional formulation study has been initiated and is expected to be completed in the first half of calendar 2008. Once this process is finalized, Axcan and AGI intend to make a decision on the most appropriate development and filing strategy for this product.

Cx401

On September 30, 2007, Axcan entered into an exclusive license and development agreement with Cellerix of Spain, for the North American (United States, Canada and Mexico) rights to Cx401, an innovative biological product in development for the treatment of perianal fistulas.

A Phase II trial conducted in 50 patients by Cellerix in Europe demonstrated the efficacy and safety of Cx401. This randomized, open-label, parallel assignment study evaluated the safety and efficacy of Cx401 in the treatment of perianal fistulas in Crohn’s and non-Crohn’s Disease patients. The primary endpoint for this study was photographically assessed complete closure and healing, and showed a 71% response rate in the acute phase, both in Crohn’s and non-Crohn’s Disease patients, compared to 17% closure in the control group. Results of this study were presented at Digestive Disease Week (DDW) in May 2007 [Garci-Olmo D. et al., “Expanded Adipose-Derived Stem Cells (Cx401) for the Treatment of Complex Perianal Fistula. A Phase II Clinical Trial” (DDW 2007; Abstract: 492)] and their publication is pending.

Axcan will be responsible for the development of this product in North America, where it expects to initiate a Phase IIb study in fiscal 2008. Details of this study will be communicated upon its initiation.

NMK 150

Axcan is developing NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal study assessing the toxicity of NMK 150, which paid special attention to duodenal irritation, confirmed the safety profile of this compound. A Phase I, ascending, multiple-dose clinical study was also completed and confirmed the safety and tolerability of this compound alone and in combination with a PPI. Results of the pharmacodynamics part of the studies are currently being analyzed.

SUDCA (Ursodiol disulfate)

Axcan is currently studying the use of SUDCA, a new ursodiol derivative, in the prevention of the recurrence of colorectal adenomateous polyps, considered to be a pre-cancerous stage of colorectal cancer.

Preliminary results of studies conducted with SUDCA showed that ursodiol disulfate reduces the number of aberrant crypts in a rat model of colon cancer. Aberrant crypts are considered to be early abnormal changes in the intestinal lining that are precursors to colon cancer.

In addition to these animal studies, a single, ascending-dose Phase I clinical study was completed in early 2006, and a multiple, ascending-dose Phase I study was completed in September 2006, to evaluate the safety, tolerability and preliminary pharmacokinetics of SUDCA. Both studies confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the studies are currently being analyzed.

INTERIM FINANCIAL REPORT

This release includes, by reference, the unaudited first quarter financial reports incorporating the financial statements in accordance with U.S. GAAP, as well as the Management’s Discussion & Analysis. For a copy of our full financial results for the first quarter, including the Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.axcan.com. These financial reports will also be available on SEDAR and EDGAR.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and the European Union and through commercial collaborations in many markets around the world. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events.  To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company’s filings with the Securities and Exchange and the Canadian Securities regulators.

This release also contains forward-looking statements relating to the proposed acquisition of Axcan Pharma Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, and (ii) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless obligated to do so pursuant to applicable securities laws and regulations. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report and the Arrangement Agreement filed by Axcan Pharma Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

The names AXCAN, AXCAN PHARMA, CANASA, CARAFATE, DELURSAN, LACTEOL, PANZYTRAT, PYLERA, SALOFALK, ULTRASE, URSO, URSO DS, URSO 250, URSO FORTE and VIOKASE appearing in this press release are trademarks or registered trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share related data)

	September 30,	December 31,
	2007	2007
		(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	179,672	310,898
Short-term investments, available for sale	129,958	6,200
Accounts receivable, net	36,674	43,043
Income taxes receivable	10,092	12,741
Inventories	26,706	30,395
Prepaid expenses and deposits	3,070	3,953
Deferred income taxes	15,955	16,999
Total current assets	402,127	424,229

Property, plant and equipment, net	31,197	32,255
Intangible assets, net	367,217	366,633
Goodwill, net	27,467	27,467
Deferred income taxes	4,603	5,561
Total assets	832,611	856,145

Liabilities

Current liabilities
Accounts payable and accrued liabilities	83,196	79,142
Income taxes payable	18,938	16,411
Instalments on long-term debt	527	448
Deferred income taxes	2,076	2,964
Total current liabilities	104,737	98,965

Long-term debt	122	83
Deferred income taxes	37,555	38,369
Total liabilities	142,414	137,417

Shareholders’ Equity

Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	—	—
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized: 55,374,561 issued and outstanding as at December 31, 2007 and 55,359,652 as at September 30, 2007	395,888	396,115
Retained earnings	249,371	271,699
Additional paid-in capital	9,089	10,104
Accumulated other comprehensive income	35,849	40,810
Total shareholders’ equity	690,197	718,728
Total liabilities and shareholders’ equity	832,611	856,145

CONSOLIDATED OPERATIONS

(in thousands of U.S. dollars, except share related data - Unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$

Revenue	78,819	92,890

Cost of goods sold (a)	19,214	22,431
Selling and administrative expenses (a)	22,145	32,593
Research and development expenses (a)	6,211	5,490
Depreciation and amortization	5,402	5,927
	52,972	66,441

Operating income	25,847	26,449

Financial expenses	1,783	215
Interest income	(2,068)	(3,647)
Gain on foreign currency	(110)	(47)
	(395)	(3,479)

Income before income taxes	26,242	29,928
Income taxes	8,741	7,600
Net income	17,501	22,328

Net income per common share
Basic	0.38	0.40
Diluted	0.34	0.39

Weighted average number of common shares
Basic	45,844,396	55,999,471
Diluted	55,203,936	56,848,715

(a) Exclusive of depreciation and amortization

KEY PRODUCT INFORMATION

			Q1 2008
	Q1 2008		Prescriptions
	Sales ($US M)	Sales Increase(1) (%)	Increase(1),(2) (%)

NORTH AMERICA
CANASA 1 G	16.7	32.5	2.0
SALOFALK	5.7	3.6	3.1
ULTRASE	13.9	36.3	14.0
URSO 250/FORTE/DS	14.0	(19.5)	1.0
CARAFATE	15.1	54.1	4.7

EUROPEAN UNION
LACTEOL	5.3	17.8	n/a
PANZYTRAT	5.3	15.2	n/a
DELURSAN	4.8	23.1	n/a

(1)Compared with the same period a year earlier

(2) Based on IMS Prescription Data for products sold in the United States, except for SALOFALK sold in Canada

PRODUCTS IN NORTH AMERICA

CANASA

Axcan reported sales of $16.7 million for CANASA in the United States in the first quarter of 2008, an increase of 32.5% compared to the comparable period in fiscal 2007. U.S. prescriptions of CANASA 1 G were up 2.0%, while units dispensed were up 3.0% during the quarter.

A price increase announced during the quarter, combined with prescription and unit growth, resulted in higher sales as compared with the same period in the prior year. Additionally, as Axcan has transitioned to new eligibility rules in its patient assistance programs, the Company continues to realize revenues from prescriptions that were provided free of charge or at a reduced cost in prior periods.

ULTRASE

U.S. prescriptions increased 14.0% for the first quarter, compared to the same period in fiscal 2007. U.S. sales for the first quarter increased 36.3%, compared to the same period in fiscal 2007, based on prescription growth, price increases announced during the quarter, as well as wholesaler ordering patterns experienced during the first quarter of fiscal 2008 and the comparable quarter for fiscal 2007. The Company continues to leverage its Care First and Comprehensive Care for CF Patients programs.

URSO 250/URSO FORTE/URSO DS

Total sales for URSO products in North America (Canada and the United States) for the first quarter decreased 19.5%, compared to the same period in fiscal 2007.

U.S. prescriptions for the first quarter increased slightly (1.0%), compared with the same period in fiscal 2007. Sales for URSO products in the United States decreased 3.8% for the first quarter of fiscal 2008, compared to the same period a year earlier. The decrease is due to the effect of wholesaler ordering patterns experienced during the first quarter of fiscal 2008 and the comparable quarter for fiscal 2007. During the quarter, the price of certain URSO products was increased as part of the plans to encourage patient switching to the URSO FORTE scored tablets.

The decrease in quarter-over-quarter total URSO DS sales in Canada is primarily attributable to the impact of the launch of a generic of the Canadian URSO product in fiscal 2007.

CARAFATE

U.S. prescriptions for the first quarter increased 4.7%, compared to the same period in fiscal 2007, as the Company continues to benefit from the promotional efforts during fiscal 2006 on CARAFATE oral suspension, which created prescription growth and increased the size of the prescription dispensed.

U.S. sales for the first quarter increased 54.1% over the corresponding period in fiscal 2007, as a result of prescription growth, price increases announced during the quarter, and wholesaler ordering patterns experienced during the first quarter of fiscal 2008 and the comparable quarter for fiscal 2007.

PRODUCTS IN THE EUROPEAN UNION

LACTEOL

For the first quarter, sales of LACTEOL in the European Union and elsewhere in the world, expressed in U.S. dollars, increased 17.8% as compared to the same period last year. In local currency, LACTEOL sales increased 4.2% for the first quarter.

PANZYTRAT

For the first quarter, sales of PANZYTRAT expressed in U.S. dollars increased 15.2% and increased 2.2% in local currency, compared to the same period in fiscal 2007. The increase in sales is largely due to a return to growth of this product in Germany, and also to the continued positive impact of distribution agreements with new partners that have been signed for the export markets over the last few months.

DELURSAN

For the first quarter, sales of DELURSAN expressed in U.S. dollars increased 23.1%, compared to the same period in fiscal 2007. In local currency, DELURSAN sales increased 11.4%, compared to the same period in fiscal 2007. This is mainly due to the Company’s ongoing efforts in focusing its commercial activities on gastroenterologists in France.